**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# FORM 8-K

**CURRENT REPORT**
**Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934**

Date of report (Date of earliest event reported) **February 14, 2003**

**MYERS INDUSTRIES, INC.**
(Exact name of registrant as specified in its charter)

| **Ohio** | **1-8524** | **34-0778636** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification Number) |

| **1293 South Main Street, Akron, OH** | **44301** |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's Telephone Number, including area code **(330) 253-5592**

(Former name or former address, if changed since last report)

**Item 5**.                    **Other Events and Regulation FD Disclosure**

On February 14, 2003, the Registrant issued a press release announcing the appointment of John C. Orr as Chief Operating Officer.  This press release, dated February 14, 2003, is attached as Exhibit 99.1 to this report.

**Item 7**.                    **Financial Statements and Exhibits**

  (c)   Exhibits

    99.1          The Registrant's February 14, 2003, press release announcing the appointment of John C. Orr as Chief Operating Officer.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


**Myers Industries, Inc**
(Registrant)


**Date:  February 14, 2003**                    By:  **/s/ Gregory J. Stodnick**
                                        Gregory J. Stodnick
                                        Vice President - Finance

# News Release
**NYSE: MYE**

Contact:
Gregory J. Stodnick
Vice President, Finance & Chief Financial Officer
(330) 253-5592

## MYERS INDUSTRIES NAMES JOHN ORR AS CHIEF OPERATING OFFICER

**FOR IMMEDIATE RELEASE:** February 14, 2003, Akron, Ohio--Myers Industries, Inc. (NYSE: MYE) today announced that John C. Orr has been appointed by the Board of Directors as the Chief Operating Officer of the Company.

In the newly created position, John Orr, 52, will be in charge of Myers's worldwide operations, reporting to Stephen E. Myers, the President and Chief Executive Officer of Myers. Mr. Orr was previously the General Manager of Buckhorn Inc., a subsidiary of the Company, a position which he accepted in August 2000. Prior to his joining Myers Industries, he was the Vice President of Manufacturing for The Goodyear Tire and Rubber Company's North American Tire Division.

"I am pleased to announce the appointment of John as Chief Operating Officer," said Mr. Myers. "He is ideally suited to this role in which he will be responsible for the Company's daily operations. Over the last two and a half years John has demonstrated operational and leadership excellence. We welcome him to the Myers management team."

Mr. Orr joined Goodyear in 1972, and his early career was in production and plant management at facilities throughout the United States, in Canada, and in Australia. From 1991 to 1996, he was Director of Manufacturing for the Latin American Division. He was named Vice President of Manufacturing for the North American Tire Division in 1996, a position he held until he joined Myers Industries in August 2000.

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers has 25 manufacturing facilities in North America and Europe, 43 domestic and five international distribution branches, more than 20,000 products, and more than 4,300 employees. Visit www.myersind.com to learn more.

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